Exhibit 12

		Years Ended December 31,
	Nine Months Ended
(Dollars in thousands)	September 30, 2009	2008	2007	2006	2005	2004
Ratio of Earnings to Fixed Charges
Including interest on deposits in fixed charges (1)	1.26	1.53	1.27	1.27	1.45	1.84
Excluding interest on deposits in fixed charges (2)	1.87	2.87	2.03	1.90	2.06	3.08
Ratio of Combined Fixed Charges and Preference Dividends to Earnings
Including interest on deposits in fixed charges (3)	0.82	0.65	0.79	0.79	0.69	0.54
Excluding interest on deposits in fixed charges (4)	0.59	0.35	0.49	0.53	0.49	0.32

(a) Pre-tax income from continuing operations	$9,562	$31,056	$18,774	$15,560	$16,229	$17,579
(b) Interest expense on deposits*	25,195	41,733	50,597	41,044	21,048	12,393
(c) Interest expense on borrowings*	10,310	15,738	17,422	16,767	15,067	8,331
(d) Rent expense**	655	866	785	460	300	132
(e) Preference security dividend ***	1,212	—	—	—	—	—

*	Interest expense includes amortized premiums, discounts and capitalized expenses related to indebtedness.

**	Consists of one third of rent expense which approximates the interest rate component of rent expense.

***	Represents dividends and accretion on preferred stock, divided by 1 minus the effective tax rate of the company for the period shown. The preference security dividend excludes the $2.954 million amount recorded as a non-cash deemed dividend in the second quarter of 2009 related to the Company’s decision to redeem the preferred stock.
(1) (a)+(b)+(c)+(d)/(b)+(c)+(d)
(2) (a)+(c)+(d)/(c)+(d)
(3) (b)+(c)+(d)+(e)/(a)+(b)+(c)+(d)
(4) (c)+(d)+(e)/(a)+(c)+(d)